Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

September 30, 2021

Re:	Grayscale Bitcoin Cash Trust
Registration Statement on Form 10
Filed July 12, 2021
File No. 000-56308

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Att’n:	Justin Dobbie
Sonia Bednarowski
Amit Pande
Ben Phippen

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, the sponsor (the “Sponsor”) of Grayscale Bitcoin Cash Trust (BCH) (the “Trust”), and following our subsequent discussion with the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), we are supplementing our response to comment 2 of your letter dated September 8, 2021 on the registration statement on Form 10-12G (the “Registration Statement”) (File No. 000-56308) with the memorandum attached hereto as Exhibit A.

*                *                  *

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall
Joseph A. Hall

cc:	Michael Sonnenshein
Chief Executive Officer
Grayscale Investments, LLC

Exhibit A

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MEMORANDUM

Date:	April 8, 2019

To:	Grayscale Investments, LLC

From:	Joseph A. Hall

Re:	Howey Analysis: Bitcoin Cash (BCH)

You have asked for an analysis of whether Bitcoin Cash (BCH) should be treated as a “security” under the federal securities laws. The analysis that follows is based on information that we have been able to obtain from the public record. Because the analysis in this memorandum is heavily fact-dependent, to the extent that the information we have relied upon is erroneous, or to the extent additional information exists that we have not considered but that bears upon the analysis contained herein, the conclusions contained in this memorandum may require modification.

Most digital assets currently in circulation today do not clearly fall into any of the more common types of instruments within the definition of “security” in the Securities Act of 1933 (as amended, the “Securities Act”) or the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), such as notes, stock or bonds.1 However, as the Securities & Exchange Commission (the “Commission” or “SEC”) concluded in its July 2017 report2 (the “DAO report”) pursuant to Section 21(a) of the Exchange Act analyzing digital assets issued by The DAO and its December 2017 order3 instituting cease-and-desist proceedings against Munchee, Inc. (the “Munchee order”), distributions of digital assets may involve illegal securities offerings.

Following the Commission’s guidance in the DAO report and the Munchee order, we analyze whether a digital asset is a security for federal securities law purposes first by determining whether the digital asset has any of the attributes of traditional equity or debt securities, such as ownership rights, rights to a share of profits or rights to periodic payments. If the digital asset does not exhibit these types of characteristics, we analyze the digital asset based upon the test for an “investment contract” developed in the Supreme Court’s decision in SEC v. W.J. Howey

[1]

Despite differences, the Supreme Court has indicated that the definitions of “security” under the Securities Act and the Exchange Act are treated the same. SEC v. Edwards, 540 U.S. 398 (2004), citing Reves v. Ernst & Young, 494 U.S. 56, 61 n.1 (1990).

[2]	Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO, Exchange Act Rel. No. 81207 (July 25, 2017) (the “DAO report”).
[3]	In re Munchee, Inc., Securities Act Rel. No. 10445 (Dec. 11, 2017) (the “Munchee order”).

Grayscale Investments, LLC	2	Exhibit A April 8, 2019

Co.4 and its progeny. The Howey test defines an “investment contract” as a contract or scheme that involves each of the following features:

•	first, there must be an investment of money: the investor must give up some tangible and definable consideration;

•

second, there must be a common enterprise: the investor’s fortunes must be interwoven with those of other investors (horizontal commonality) and/or the efforts of the promoter of the investment (vertical commonality);

•

third, the investor must have a reasonable expectation of profits: the investment must be purchased with the reasonable expectation that the value of the investment will increase or that the investor will receive earnings from the investment; and

•	fourth, the investor’s expectation of profits must be based predominantly upon the entrepreneurial or managerial efforts of the promoter or other third parties.[5]

As demonstrated by the Commission’s Howey analysis in the Munchee order, “[d]etermining whether a transaction involves a security does not turn on labelling . . . but instead requires an assessment of the economic realities underlying a transaction . .. . . All of the relevant facts and circumstances are considered in making that determination.”6 Using the same analysis, we have considered the features and terms of BCH, the facts and circumstances surrounding its original development and distribution, its current functionality and usage and the current role, if any, of its original promoters, and have concluded that there are reasonable grounds for determining that BCH does not satisfy each prong of the Howey test, and thus there are reasonable grounds for concluding that BCH should not be considered an “investment contract” or “security” within the meaning of the Securities Act or the Exchange Act.

BCH is a synthetic currency that may be transmitted over the Bitcoin Cash Network, an online, end-user-to-end-user network hosting a public transaction ledger, known as the blockchain, that is open-source, permissionless, and decentralized. The currency itself is not backed by any corporation or government, and owning BCH does not entitle the holder to any ownership, interest or right in any other commodity, good or service. BCH is a digital asset that resulted from a hard fork of the Bitcoin Network, an online, end-user-to-end-user network hosting the blockchain for bitcoin (BTC) when a group of miners decided to begin using software that incorporated changes to the BTC protocol that were incompatible with the software being used by other miners.7 The decision to adopt these changes arose out of a disagreement in the BTC community over the best solution for increasing the transaction throughput of the Bitcoin Network. The solution favored by the majority of users and miners was to make software changes that would allow “off-chain” scaling solutions, such as the Lightning Network, which works by allowing secure transactions to occur in a separate network of bilateral payment channels that only periodically settle through a transaction on

[4]	328 U.S. 293, 301 (1946).
[5]

Id. at 301 (“The test [for an investment contract] is whether the scheme involves an investment of money in a common enterprise with profits to come solely from the efforts of others.”); see also Int’l Bhd. of Teamsters, Chauffeurs, Warehousemen & Helpers of Am. v. Daniel, 439 U.S. 551, 558-562 (1979); Edwards, supra note 1, 540 U.S. at 393.

[6]	Munchee order, supra note 3, at 9 (internal quotation marks and citations omitted).
[7]

See Stan Higgins, Bitcoin Cash Just Mined its First Block, Making Blockchain Split Official, COINDESK.COM (Aug 1, 2017) https://www.coindesk.com/bitcoin-cash-just-mined-first-block-making-blockchain-split-official/.

Grayscale Investments, LLC	3	Exhibit A April 8, 2019

the main Bitcoin Network.8 A minority group favored a less complex approach of simply increasing the number of transactions that can be validated at the same time.9 A sizable minority of miners adopted software that implemented the latter approach, which effectively created a new network with a transaction history identical to the Bitcoin Network’s. The identical transaction history meant that each holder of BTC at the time of the new network’s formation continued to hold BTC for use on the Bitcoin Network, but also received an equal amount of BCH for use on the new network.10

Other than with respect to the changes that were the basis for the fork, BCH is effectively identical to BTC with respect to its functionality, method of mining and potential usage.11

The core function of the Bitcoin Cash Network is to permit the transfer of value represented by BCH from one participant to another. The network is peer-to-peer: no trusted third-party intermediary is required to execute transactions on the Bitcoin Cash Network. Transactions are recorded on a cryptographically secure public ledger that is shared by all network participants. The Bitcoin Cash Network was developed and continues to be improved by a community of unaffiliated volunteer developers. No permission is required to join the Bitcoin Cash Network, and anyone can participate by downloading freely available software. In addition, no centralized authority controls or operates the Bitcoin Cash Network. Its functionality is controlled by a protocol that has been programmed into different pieces of software.

A disparate group of network participants makes decisions affecting BCH through open consensus. Although developers or others can make changes to the software, these changes do not automatically become part of the Bitcoin Cash Network. Participants on the network can ignore or reject updates. The lack of centralization is evidenced by “forks,” such as the fork of the Bitcoin network that created BCH. A fork occurs when major changes are adopted by some network participants but not by others; in this case the system bifurcates into mutually incompatible networks.12

[8]	See Powered by Blockchain Smart Contracts, LIGHTNING NETWORK (last accessed April 2, 2019) http://lightning.network/how-it-works/.
[9]

For a more detailed explanation of the disagreement that led to the hard-fork see Ameer Rosic, What is Bitcoin Cash? A Basic Beginners Guide, Blockgeeks.com (last accessed April 2, 2019), https://blockgeeks.com/guides/what-is-bitcoin-cash/.

[10]

See Frequently Asked Questions, BITCOINCASH.ORG (last accessed April 2, 2019) https://www.bitcoincash.org/#faq (“All Bitcoin holders as of block 478558 are also owners of Bitcoin Cash”); see also Couldn’t Claim Your Bitcoin Cash? BTC.Com Now Has a Tool for That, COINDESK.COM (August 18, 2017), https://www.coindesk.com/couldnt-claim-your-bitcoin-cash-btc-com-now-has-a-tool-for-that.

[11]

Indeed, some users insist that BCH should properly be referred to as BTC because it is more technically similar to the original BTC implementation than the current version of BTC, see David Floyd, Bitcoin Cash Is Bitcoin?: Lawsuits Won’t Stop the Fight Over Bitcoin’s Name, COINDESK.COM (April 30, 2018), https://www.coindesk.com/bitcoin-cash-bitcoin-lawsuits-wont-stop-fight-bitcoins-name/.

[12]

For example, debates over increasing the size of a BTC block (a proxy for the number of transactions that can be processed in a given amount of time) led to the fork of BTC into two different digital currencies – BTC and BTC Cash. See Hertig, Alyssa, Bitcoin Cash: Why It’s Forking the Blockchain And What That Means, Coindesk (July 26, 2017), available at https://www.coindesk.com/coindesk-explainer-BTC-cash-forking-blockchain; see also Bitcoin Forks: BTC, B2X, SegWit2x BTG Gold, BTX, BitCore, BCH Cash, BCD Diamond and more, bitcoiner.today (Dec. 4, 2017), available at https://BTCer.today/en/BTC-forks-btc-b2x-segwit2x-btg-gold-btx-bitcore-bch-cash-bcd-diamond-and-more/ (providing a list of BTC forks and their features).

Grayscale Investments, LLC	4	Exhibit A April 8, 2019

Because BCH does not have attributes of traditional equity or debt securities, such as ownership rights, rights to a share of profits or rights to periodic payments, we analyze whether BCH is a security in accordance with the Howey test.

1.	Mining BCH does not involve an investment of money

To constitute an investment of money, “the person found to have been an investor [must have chosen] to give up a specific consideration in return for a separable financial interest with the characteristics of a security.”13 BCH was never the subject of a sale of any kind to fund development of a venture. Instead, each BCH token that exists or that will exist was or will be awarded automatically to a miner for contributing computational power to secure the network. Therefore, the initial recipient of a BCH token does not “give up a specific consideration” in exchange for the BCH.

All BCH are in the first instance generated, rather than sold, by “miners” who perform computationally intense cryptographic functions to validate transactions. The validation algorithm automatically rewards miners with units of BCH for their contribution to the network. Units of BCH (currently 12.5) are awarded to a miner, on average, once every 10 minutes with the number awarded halving every four years. Because of these two properties, enforced by the software shared by all network participants, including all BCH miners, there will never be more than 21 million BCH in existence.14 The concept of “mining” BCH is intended to be analogous to mining a precious metal: miners of BCH, like miners of gold, expend resources to unearth a valuable commodity, which they may hold or sell to others.

To be sure, BCH miners, like miners of gold, exert effort, purchase durable goods (computers) and use electricity in order to run the software that generates BCH. However, these are primarily investments of labor and related resources, not money. As described by the Supreme Court, when “an employee is selling his labor primarily to obtain a livelihood, [he] is not making an investment.”15 In Int’l Bhd. of Teamsters, Chauffeurs, Warehousemen & Helpers of Am. v. Daniel,16 the Court held employees who received pension plan participations in return for their labor did not invest money for purposes of the Howey test: “[o]nly in the most abstract sense may it be said that an employee ‘exchanges’ some portion of his labor in return for these possible benefits.”17 The Court also emphasized that in all cases where an arrangement was found to have been a security, “the purchaser gave up some tangible and definable consideration.”18

In the case of BCH miners, it is difficult, if not impossible, to define the value of their contributions in labor and resources expended. The opportunity cost of each person’s labor will be different and so will each miner’s skill and efficiency in selecting equipment and programming or choosing their mining software.19 A miner’s labors could be fruitless or could

[13]	Daniel, supra note 5, 439 U.S. at 559.
[14]	Bitcoin Cash, WIKIPEDIA, https://en.wikipedia.org/wiki/Bitcoin_Cash (last visited Feb. 25, 2019).
[15]	Daniel, supra note 5, 439 U.S. at 560.
[16]	Id. at 551.
[17]	Id. at 560.
[18]	Id. (emphasis added).
[19]

We note that while mining is not definable consideration, a “mining contract” pursuant to which a person pays money for a share of potential mining profits may be. See SEC v. Homero Joshua Garza, GAW Miners, LLC, and ZenMiner, LLC, No. 15-cv-01760 (D. Conn. filed Dec. 1, 2015) (complaint by SEC against individuals who sold shares in a BTC mining venture).

Grayscale Investments, LLC	5	Exhibit A April 8, 2019

succeed, based upon his or her own efforts. Overall, the facts and circumstances surrounding BCH miners’ efforts to obtain BCH are not the type of “tangible and definable consideration” courts have found to fulfill the “investment of money” element of the Howey test.20

The miner’s efforts are also not similar to the employee contributions in a voluntary and contributory stock ownership plan held to be a security in Uselton v. Commercial Lovelace Motor Freight, Inc.21 There, the Tenth Circuit held there was an investment of money because the employees “contribute their legal right to a portion of their wages to [their employer] in return for the right to acquire [the employer’s stock through the stock ownership plan] and to participate in [the employer’s] profit-sharing plan.”22 The employees were thus giving up the “tangible and definable consideration” considered to fulfill this element; because, but for their contributions to the plan, the amount of the contributions was guaranteed to be paid to them at the end of every pay cycle. In contrast, BCH miners do not give up a “right” to any definable amount of income, nor can it be said that they are guaranteed the opportunity cost of their labor but for their time mining BCH.

The distinction becomes even clearer under the conceptualization used by the Ninth Circuit, which has held that “an investment of money” means “the investor must commit his assets to the enterprise in such a manner as to subject himself to financial loss.”23 In Hector v. Wiens, for example, the Ninth Circuit held a promissory note to a bank was an investment of money because “[w]hen the investment went sour, plaintiff was still liable on the promissory note and hence was subject to financial loss.”24 In the case of BCH, any financial risk is not based upon the success of the enterprise as a whole, but associated with the miner’s independent success at generating BCH and subsequent decision to sell, hold or use the generated BCH.

Finally, even if secondary-market purchasers purchase BCH for money from sellers, the buying and selling of an item in the hope that the price of the item will increase does not alone make it a security under the Howey test.25 As explained below, the purchase of BCH on the secondary markets fails the “common enterprise” and “efforts of others” elements of the Howey test.

[20]	Daniel, 439 U.S. at 560 (using “tangible and definable consideration” concept); Uselton v. Commercial Lovelace Motor Freight, Inc., 940 F.2d 564, 575 (10th Cir. 1991) (same).
[21]

Commercial Lovelace, supra note 16, 940 F.2d at 574-75 (“[T]he ‘investment’ may take the form of ‘goods and services,’ or some other ‘exchange of value,’” but nonetheless must be “tangible and definable consideration.” (citations omitted)).

[22]	See id. at 575.
[23]

See Hector v. Wiens, 533 F.2d 429, 432 (9th Cir. 1976); see also Gary Plastic Packaging v. Merrill Lynch, Pierce, 756 F.2d 230 (2nd Cir. 1985) (stating risk of loss requirement results from Marine Bank v. Weaver, 45 U.S. 551 (1982)).

[24]	Wiens, supra note 19, 533 F.2d at 432-33.
[25]

See, e.g., SEC No-Action Letter, The Ticket Reserve, Inc., 2003 WL 22195093, at *4 (Sept. 11, 2003) (stating that the staff would not recommend enforcement action to the Commission in connection with the operation of an electronic marketplace for resale of event tickets, requested on the basis that the tickets would not be “securities’ even if the purchasers buy the tickets in the hope of the value increasing).

Grayscale Investments, LLC	6	Exhibit A April 8, 2019

2.	An investment in BCH does not rely upon a common enterprise

The federal circuit courts have developed two different interpretations of the “common enterprise” factor of the Howey test, one requiring “horizontal commonality” and the other requiring “vertical commonality.”26 The decentralized nature of the Bitcoin Cash Network precludes either horizontal commonality among network participants or vertical commonality with promoters.

For horizontal commonality to exist, parties must have pooled their money to fund a venture in which they will share profits and losses on a pro rata basis.27 Courts have held the pooling requirement to be met, for example, when a game operator pooled participants’ funds into a single account28 and when a company’s “membership materials stated that [the company] would pool participant contributions to create highly-leveraged investment power.”29 For BCH, the essential element of pooling is missing: no funds have been aggregated either to create or to maintain BCH, nor are proceeds pooled together for the use of a central development company.

Although BCH owners share pro rata in price fluctuations, the decentralization of the Bitcoin Cash Network means there is no “common enterprise,” as that term is commonly understood, responsible for generating these profits or losses. The value of BCH is based upon supply and demand – what purchasers are willing to pay and sellers are willing to accept – which in turn may be affected by participants’ expectations regarding the acceptance and use of BCH. The Bitcoin Cash Network itself generates no revenue other than for miners, and miners’ revenues are not commonly shared by all holders of BCH. Although a “community” of BCH users and developers has developed and their actions may affect the value of BCH – such as by creating new use cases and creating mainstream acceptance – these independent actions by disparate self-motivated and unaffiliated actors do not amount to the horizontal commonality that gives rise to a security under the Howey test.

The lack of a “common enterprise” is underscored by the competition among miners to procure BCH, which stands in contrast to investors cooperating, or at least sharing an alignment of interests in common enterprises. Each miner seeks the most efficient and effective way to mine BCH so that he or she will have a better chance at adding the next block to the blockchain and receiving the BCH reward. Miners may have a shared interest in seeing improvements to the system in general, but miners act independently and not in common – miners often disagree about whether to adopt proposals for network improvements. Because any fundamental change to the Bitcoin Cash protocol takes effect only if network participants independently adopt it, participants who oppose a change can simply not do so – potentially “forking” the blockchain, i.e. leaving the network and forming a new network with the features that they prefer.30 As a result, the success of the network, and therefore BCH itself, is the result of a divergent group of independent actors, not a common enterprise.

[26]	SEC v. SG Ltd., 265 F.3d 42, 49 (1st Cir. 2001) (citing cases).
[27]	See, e.g., U.S. SEC v. Infinity Grp. Co., 212 F.3d 180, 188 (3d Cir. 2000).
[28]	SG Ltd., supra note 22, 265 F.3d at 50.
[29]	Infinity Grp. Co., supra note 23, 212 F.3d at 188.
[30]

For example, in November 2018, a significant group of miners forked the Bitcoin Cash blockchain to form a new network called Bitcoin SV with the intent of restoring the original Bitcoin protocol. See BITCOINSVNODE, https://bitcoinsv.io/ (last accessed April 2, 2019).

Grayscale Investments, LLC	7	Exhibit A April 8, 2019

Unlike “horizontal commonality,” “vertical commonality” considers the link between the fortunes of investors and promoters.31 As BCH is initially generated by miners, rather than issued and sold by promoters, and the decentralized nature of the Bitcoin Cash Network means that there is no identifiable promoter or centralized manager, BCH does not exhibit any vertical commonality between investors and promoters. Miners who generate BCH have not purchased BCH from any promoter and therefore have no one with whom to have vertical commonality. Those that purchase BCH directly or indirectly from a miner in the secondary market may rely upon the existence of miners, as a group, to ensure that the Bitcoin Cash Network continues to function. But, given its decentralized nature, the value of BCH does not depend upon the existence or actions of any particular miner, nor are a BCH holder’s fortunes in any sense linked to the particular miner who mined the BCH. Purchasers also do not have vertical commonality with BCH’s initial or continuing developers. As further discussed regarding the “efforts of others” below, BCH purchasers may continue to use the network as it existed at the time they purchased BCH and are neither promised nor can reasonably rely upon any future development efforts.32

3.	BCH is designed to have consumptive uses, not to generate profits

To constitute the “expectation of profits” under Howey, profits must come in the form of “capital appreciation resulting from the development of the initial investment . . . or a participation in earnings resulting from the use of investors’ funds.”33 Further, the fact that a purchaser hopes to profit does not mean that the instrument itself involves an enterprise for which purchasers are led to expect profits: “[c]entral to this test is the promotional emphasis of the developer” and whether the developer emphasized the investment or consumptive aspects of the purchase.34 BCH is designed to have consumptive uses, even if many purchasers have profit-based motives.

BCH’s core functionality, which is identical to BTC’s core functionality, is its use as a virtual currency to enable internet commerce, or as an intermediary currency to facilitate less expensive and faster cross-border remittances.35 Federal courts have held BTC qualifies as “money” for some purposes, on the basis that BTC “acts as a denominator of value, and is used

[31]

Vertical commonality is defined by different circuits as either “strict vertical commonality” or “broad vertical commonality.” Strict vertical commonality “requires that the investors’ fortunes be interwoven with and dependent upon the efforts and success of those seeking the investment or of third parties,” while broad vertical commonality requires only that “the well-being of all investors be dependent upon the promoter’s expertise.” SG Ltd., 265 F.3d at 49-50 (internal citations and quotation marks omitted).

[32]

The lack of vertical commonality is evidenced by recent events involving litecoin, another digital asset based upon and with similar in functionality to BCH. The founding developer of litecoin is reported to have recently sold all of the litecoin he owned. Rather than causing litecoin to decrease in value – which one would expect if holders of litecoin were in vertical commonality with the founder as a promoter – there does not appear to have been a material effect on litecoin’s value. Oscar Williams-Grut, The creator of $17 billion cryptocurrency litecoin has sold his entire stake, BUS. INSIDER (Dec. 20, 2017), http://www.businessinsider.com/litecoincreator- charlie-lee-sells-entire-ltc-holding-2017-12.

[33]	United Hous. Found., Inc. v. Forman, 421 U.S. 837, 852 (1975) (citations omitted).
[34]

Aldrich v. McCulloch Properties, Inc., 627 F.2d 1036, 1040 (10th Cir. 1980); see also The Ticket Reserve, Inc. (Division of Corporation Finance would not recommend enforcement action despite the existence of some profit motive where there was also a consumptive use).

[35]

See SEC v. Shavers, No. 4:13-CV-416, 2013 WL 4028182, at *1 (E.D. Tex. Aug. 6, 2013), (“Bitcoin was designed to reduce transaction costs, and allows users to work together to validate transactions by creating a public record of the chain of custody of each Bitcoin”).

Grayscale Investments, LLC	8	Exhibit A April 8, 2019

to conduct financial transactions.”36 Due to BCH’s similarity to BTC, the same analysis should apply to BCH, and as such, BCH stands in sharp contrast with Howey’s description of the citrus-grove purchasers, who the Court held were motivated solely by profit. While no citrus -grove purchasers had a “desire to occupy the land or to develop it themselves [and were] attracted solely by the prospects of a return on their investment,”37 purchasers of BCH can, and many in fact do,38 employ it as a currency.39

Although some have suggested high fees hinder BCH’s use as money, BCH was nevertheless designed as money, and still can and does function as such. A profit motive among some purchasers is not sufficient for there to be a reasonable expectation of profit for purposes of the Howey test.40 Though others may speculate on its increase in value, BCH’s prospects as an investment are “merely incidental” to BCH’s design as a virtual currency.41

From its inception, as a derivative of BTC, BCH was intended to be a synthetic currency that is unbacked: owning BCH does not entitle the holder to any ownership, interest or right in any enterprise, other commodity, good or service. No corporation involved in developing BCH promised to accept it for payment, to continue its development or to stand behind it. The core function of the Bitcoin Cash Network is to permit the transfer of value represented by BCH from one participant to another. The network is peer-to-peer: no trusted third-party intermediary is required to execute transactions on the Bitcoin Cash Network. BCH transactions, which are recorded in the same manner as BTC transactions, are recorded on a cryptographically secure public ledger that is shared by all network participants.42 Early participants in BTC, the predecessor to BCH, were hobbyists and supporters of alternatives to government-issued currencies. These participants treated BTC, and are treating BCH, as a new type of currency, rather than an investment.43

[36]	United States v. Faiella, 39 F. Supp. 3d 544, 545 (S.D.N.Y. 2014); see also Shavers, supra note 30, 2013 WL 4028182, at *2.
[37]	W.J. Howey Co., supra note 4, at 300.
[38]	See the Accept Bitcoin Cash initiative, ACCEPTBITCION.CASH, https://acceptbitcoin.cash/ (last accessed April 2, 2019).
[39]

See, e.g., Venezuelans Seeing Bitcoin Boom as Survival, Not Speculation, N.Y. TIMES (Dec. 13, 2017), available at https://www.nytimes.com/aponline/2017/12/13/world/americas/ap-lt-venezuela-bitcoin-boom.html (describing Venezuelans’ increased reliance on BTC as a currency in place of the bolivar for many ordinary real-life transactions).

[40]

See Forman, 421 U.S. at 857-58 (holding purchaser’s incentives to obtain a good price is not sufficient for this element “that type of economic interest characterizes every form of commercial dealing. What distinguishes a security transaction—and what is absent here—is an investment where one parts with his money in the hope of receiving profits from the efforts of others, and not where he purchases a commodity for personal consumption or living quarters for personal use.”)

[41]

SG Ltd., supra note 22, 265 F.3d at 54 (stating the determinative question is whether the consumptive use is merely incidental to the investment transaction or whether the investing aspect is merely incidental to the consumptive use); see also United Hous. Found., Inc. v. Forman, 421 U.S. at 853 (explaining there is a critical distinction between leaseholds sold with the promise exploratory oil drillings found to be a security in SEC v. C. M. Joiner Leasing Corp., 320 U.S. 344, 348 (1943), and simple leaseholds, “because the exploratory drillings gave the investments ‘most of their value and all of their lure.’”).

[42]

See Satoshi Nakamoto, Bitcoin: A Peer-to-Peer Electronic Cash System, BITCOIN.ORG (Oct. 31, 2008), at 8, (“We have proposed a system for electronic transactions without relying on trust. We started with the usual framework of coins made from digital signatures, which provides strong control of ownership, but is incomplete without a way to prevent double-spending. To solve this, we proposed a peer-to-peer network using proof-of-work to record a public history of transactions that quickly becomes computationally impractical for an attacker to change if honest nodes control a majority of CPU power.”)

[43]

For example, in one famous transaction in 2010, a developer purchased two pizzas in exchange for 10 thousand BTC – a quantity that would be worth over $100 million. See Laszlo, Pizza for Bitcoins?, BITCOINTALK.ORG (May 18, 2010), https://bitcointalk.org/index.php?topic=137.0 (original forum post proposing the transaction); Bitcoin Block #57043, BLOCKHAIN.INFO, https://blockchain.info/block/00000000152340ca42227603908689183edc47355204e7aca59383b0aaac1fd8 (last accessed April 2, 2019) (block reflecting the validated transaction); Rob Price, Someone in 2010 bought 2 pizzas with 10,000 bitcoins-which today would be worth $100 million, BUS. INSIDER (Nov. 28, 2017), http://www.businessinsider.com/bitcoin-pizza-10000-100-million-2017-11 (describing the transaction).

Grayscale Investments, LLC	9	Exhibit A April 8, 2019

Although BCH is not designed to be an investment, like government-issued currencies, precious metals, and energy commodities, BCH may be held as an investment separate from BCH’s native and inherent uses. The existence of speculators in BCH, much as the existence of speculators in these other valuable assets, does not convert it into a security.

4.	BCH owners do not rely upon the entrepreneurial and managerial efforts of others

For an instrument to be an investment contract under Howey, the efforts made by those “other than the investor [must be] the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise.”44 Any profit received by miners of BCH depends first and foremost on their own entrepreneurial effort and skill. For owners of BCH who buy it on secondary markets with the hope of profit, their abstract and attenuated reliance upon a large, amorphous group of individuals, companies and events that indirectly affect BCH’s value is not the type of reliance on others’ “essential managerial efforts” that fulfill this factor.45

Where purchasers of a commodity have been found to rely upon the “essential managerial efforts of others” for Howey purposes, courts have required that there be particular others upon whom the purchasers relied. Any other approach would be counterintuitive because without an identifiable person or group, there is no one upon whom an investor can rely, and no one upon whom to impose responsibility to the investor. For example, where a group of investors purchased cattle in order to obtain a tax deduction, the Fifth Circuit held the arrangement to be an investment contract because the investors “entered into the agreements with the expectation of profits to come solely from the efforts” of the consulting company promoting the arrangement.46 Similarly, when the Seventh Circuit found that investors in whiskey interests had purchased securities, it noted that the investors had “entrusted the promoters with both the work and the expertise to make the investment pay off.”47 The court emphasized that the investors were not simply buying commodities, but were buying “additional services absolutely necessary

[44]	SEC v. Glenn W. Turner Enterprises, Inc., 474 F.2d 476, 482 (9th Cir. 1973).
[45]

Compare id. at 482 (holding purchaser’s efforts to recruit other people into the investment scheme did not mean “the essential managerial efforts which affect the failure or success of the enterprise” were his own because the efforts of the seller were the “sine qua non of the scheme”) with SEC v. Belmont Reid & Co., Inc., 794 F.2d 1388, 1391 (9th Cir. 1986) (holding contract to sell gold for future delivery was not a security because the buyers’ profits depended upon the world gold market and not any particular skill of the seller) and Noa v. Key Futures, Inc., 638 F.2d 77 (9th Cir. 1980) (holding sale of silver bars was not an investment contract because “[o]nce the purchase of silver bars was made, the profits to the investor depended upon the fluctuations of the silver market, not the managerial efforts of [the sellers].”).

[46]	Long v. Shultz Cattle Co., 881 F.2d 129, 134 (5th Cir. 1989).
[47]

Glen-Arden Commodities, Inc. v. Costantino, 403 F.2d 1027 (1974) (sale of whiskey warehouse receipts was a security because buyers relied upon the seller’s skill in selecting the whiskey in order to realize any profit and upon the seller’s promise to buy back any unsold whiskey).

Grayscale Investments, LLC	10	Exhibit A April 8, 2019

to the turning of the promised profit.”48 In contrast, the federal courts have held this Howey element was not fulfilled where investors relied instead upon market movements to realize their investment. For example, in SEC v. Belmont Reid & Co., a gold mining company sold gold coins to investors on a pre-payment basis. The Ninth Circuit held the buyers were not relying upon the efforts of the seller but instead “speculating in the world gold market.”49 The court acknowledged the buyers relied upon the seller’s ability to mine gold successfully in order to deliver the gold coins, but such reliance was no different from “any sale-of-goods contract in which the buyer pays for advance delivery and the ability of the seller to perform is dependent, in part, on both his managerial skill and some good fortune.”50

BCH owners cannot be said to be purchasing managerial services “absolutely necessary” to their investment when they purchase BCH. Instead, BCH owners, much like the gold coin buyers in Belmont Reid, are buying an instrument whose price depends upon the world BCH market. BCH owners may rely in an abstract sense upon the existence of miners, in order to validate transactions on the Bitcoin Cash Network, or the developers of the protocol, but “[t]he difficulty with this analysis is its ready applicability to any sale-of-goods contract”;51 the purchasers of any good, especially technologically advanced goods, depend in the abstract upon the continued existence of certain companies, infrastructure and systems. Further, the miners and developers of BCH are not identifiable third parties, but rather categories of participants acting in their own self-interest and independently from one another and each BCH holder. BCH users do not rely upon any particular miner; the efforts of miners are undertaken for their own self-interest in earning rewards, not to increase the value of BCH. Because the BCH protocol adjusts the difficulty of the mining problem automatically based on the number of participating miners and their collective computing power, the greater efforts of miners beyond a minimum threshold do not directly affect the success of the network or BCH’s value. In other words, there must be miners, but their entrepreneurial and managerial decisions regarding whether to mine or increase the extent of their mining are undertaken for their own benefit, and should not affect the value of BCH.

Additionally, owners of BCH do not rely upon any organized group of developers to act as centralized managers whose efforts are expected to affect BCH’s value. The Bitcoin Cash Network was developed and continues to be improved by a community of unaffiliated developers who coordinate using the open-source collaboration tool GitHub.52 The code is released under a license that permits anyone to copy, modify, merge, publish, distribute, sublicense and/or sell copies of the software.53 No permission is required to join the Bitcoin Cash Network, and anyone can participate by downloading freely available software.54 In addition, no centralized authority controls or operates the Bitcoin Cash Network. Its functionality is controlled by a protocol, which has been programmed into different pieces of software. A disparate group of network participants makes decisions affecting BCH through open

[48]	Id. at 1035 (emphasis added).
[49]	Belmont Reid & Co., Inc., supra note 40, 794 F.2d at 1391.
[50]	Id.
[51]	Id.
[52]	The most commonly used BCH client is published under the MIT license, see bitcoin/COPYING, GITHUB.COM, https://github.com/Bitcoin-ABC/bitcoin-abc/blob/master/COPYING (last accessed April 2, 2019).
[53]	Id.
[54]

There are a variety of free BCH clients available, see Bitcoin Cash Wallets. Beginners’ Guide, COINTELEGRAPH.COM, https://cointelegraph.com/bitcoin-cash-for-beginners/bitcoin-cash-wallets#software-bitcoin-cash-wallets (last accessed April 2, 2019).

Grayscale Investments, LLC	11	Exhibit A April 8, 2019

consensus. The most commonly used implementation of BCH software is Bitcoin ABC. There are other implementations as well, all of which follow the BCH protocol. Although developers or others can make changes to the software, these changes do not automatically become part of the Bitcoin Cash Network. Participants on the network can ignore or reject updates. The lack of centralization is evidenced the forks that can occur when major changes are adopted by some network participants but not by others.

Thus, the developers are a loosely organized community of otherwise-unaffiliated persons who continue to maintain and improve the software. The identity of these developers is constantly in flux as individual developers drop in and out of the project. Any entrepreneurial or managerial discretion possessed by developers is significantly constrained and therefore could not be relied upon by BCH owners, as the developers’ changes must be generally adopted by network participants to take effect and the developers’ suggestions can and have been rejected in the past. Developers can do no more than suggest a change to the software, while network participants independently choose whether to adopt any suggested improvements. Further, holders of BCH cannot reasonably rely upon the continued efforts of developers, as they are under no commitment to engage in any development efforts.

* * *

Based on the above analysis, and subject to the qualifications and assumptions set forth herein, we believe as of the date of this memorandum that you have reasonable grounds to conclude that BCH does not satisfy all elements of the Howey Analysis and is therefore not a “security” for purposes of the federal securities laws.